UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

BofI Holding, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05566U 10 8

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 05566U 10 8	Page 2 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exploration Capital Partners 1998-B Limited Partnership 20-8197121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 797,300
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 797,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 05566U 10 8	Page 3 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Resource Capital Investment Corporation 88-0384205
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 897,300
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 897,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 05566U 10 8	Page 4 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rule Family Trust udt 12/17/98 Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 947,300
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 947,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 05566U 10 8	Page 5 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arthur Richards Rule Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 970,300
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 970,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 05566U 10 8	Page 6 of 10

The Statement on Schedule 13G, dated April 23, 2008 (the “Original Statement”), filed by Exploration Capital 1998-B, Resource Capital, the Trust and Mr. Rule (as defined in Item 2 below) and by Resource Investment Management Corporation (“RIMC”), is hereby amended and restated in its entirety to read as follows. (NOTE: The aggregate ownership of shares of Common Stock of the Issuer owned by the Reporting Persons as reported in this Amendment remains unchanged from that reported in the Original Statement. The sole purpose of filing this Amendment is to report that, effective December 31, 2008, RIMC merged with Resource Capital, with the latter being the surviving entity in the merger. Resource Capital has accordingly replaced RIMC as general partner of Exploration Capital 1998-B and it now holds, in addition to the 100,000 shares previously reported, an indirect beneficial ownership interest in the 797,300 shares of Common Stock of the Issuer that are directly held by Exploration Capital 1998-B.)

Item 1(a).	Name of Issuer:

BofI Holding, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12777 High Bluff Drive, #100 San Diego, CA 92130

Item 2 (a). - (c). Name, Principal Business Address and Citizenship of Persons Filing:

(1) Exploration Capital Partners 1998-B Limited Partnership (“Exploration Capital 1998-B”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California

(2) Resource Capital Investment Corporation (“Resource Capital”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: Nevada

(3) Rule Family Trust udt 12/17/98 (the “Trust”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California

(4) Arthur Richards Rule (“Mr. Rule”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

05566U 10 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable

CUSIP No. 05566U 10 8	Page 7 of 10

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on Schedule 13G is hereby incorporated by reference.

This Statement is filed (i) by Exploration Capital 1998-B, as the direct beneficial owner of 797,300 shares of Common Stock of the Issuer; (ii) by virtue of (A) its direct beneficial ownership of 100,000 shares of Common Stock of the Issuer and (B) its position as General Partner of Exploration Capital 1998-B, by Resource Capital; (iii) by virtue of its indirect ownership and control of (A) Exploration Capital 1998-B (as owner of 100% of Resource Capital) and (B) Global Resource Investments Ltd. (“Global Resource”), a direct beneficial owner of Common Stock, as set forth below, by the Trust; and (iv) by virtue of his positions with Resource Capital, ownership interest in the Trust and other beneficial ownership interests in Common Stock, all as described in the following sentences, by Mr. Rule. Mr. Rule is President and a Director of Resource Capital, and, with his wife, is co-Trustee of the Trust, which owns 100% of Resource Capital and 100% of Rule Investments. Mr. Rule and his wife beneficially own, respectively, 3,000 and 20,000 shares of Common Stock, aggregating less than 1% of the Issuer’s outstanding Common Stock.

Global Resource, which is not a Reporting Person, is the direct beneficial owner of 50,000 shares of Common Stock, aggregating less than 1% of the Issuer’s outstanding Common Stock. The corporate General Partner of Global Resource is Rule Investments, Inc. (“Rule Investments”). The Trust owns 100% of Rule Investments.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05566U 10 8	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2009	Exploration Capital Partners 1998-B Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ Gretchen Carter
Gretchen Carter, Secretary/Treasurer

Date: February 6, 2009	Resource Capital Investment Corporation

	By:	/s/ Gretchen Carter
Gretchen Carter, Secretary/Treasurer

Date: February 6, 2009	Rule Family Trust udt 12/17/98

	By:	Arthur Richards Rule, Trustee

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

Date: February 6, 2009	Arthur Richards Rule, individually

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Stock of BofI Holding, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 6, 2009	Exploration Capital Partners 1998-B Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ Gretchen Carter
Gretchen Carter, Secretary/Treasurer

Date: February 6, 2009	Resource Capital Investment Corporation

	By:	/s/ Gretchen Carter
Gretchen Carter, Secretary/Treasurer

Date: February 6, 2009	Rule Family Trust udt 12/17/98

	By:	Arthur Richards Rule, Trustee

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

Date: February 6, 2009	Arthur Richards Rule, individually

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints JEFFREY HOWARD and GRETCHEN CARTER, and each of them, his true and lawful attorneys-in-fact and agents with full power to sign for the undersigned and in the name, place and stead of the undersigned, in any and all capacities, any report required to be filed with the Securities and Exchange Commission pursuant to either Section 13 or 16 of the Securities Exchange Act of 1934 and any successor or alternate provisions thereto (the “Exchange Act”) of securities of all entities in which the undersigned may, from time to time, have direct or indirect ownership interests, on, without limitation, Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or any other such schedules or forms as may be designated by the Securities and Exchange Commission for such purpose, and any and all amendments thereto and any and all exhibits and other documents necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agents, and each of them, full power of substitution and revocation in the premises, and generally to do and perform each and every act and thing which said attorneys-in-fact and agents, and each of them, may deem necessary or advisable to facilitate compliance with the provisions of said sections of the Exchange Act, and all regulations of the Securities and Exchange Commission thereunder, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or any substitute or substitutes for any or all of them, may do or cause to be done by virtue of these presents.

IN WITNESS WHEREOF, the undersigned have hereunto executed this Power of Attorney this 22nd day of October, 2004.

/s/ Arthur Richards Rule
Arthur Richards Rule

RULE FAMILY TRUST U/D/T 12/17/98

By:	/s/ Arthur Richards Rule
Arthur Richards Rule, as trustee